SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC  20549

Under the Securities Exchange Act of 1934
(Amendment No.           )*

HOME SOLUTIONS OF AMERICA, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

437355 10 0
(CUSIP Number)

J. Paul Caver, Esq. 2317 Drexel Drive Houston, Texas 77027 (713) 572-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2005
(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437355 10 0	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank J. Fradella
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,150,034
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,150,034
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%
14	TYPE OF REPORTING PERSON* IN

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Item 1.     Security and Issuer

                 The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Home Solutions of America, Inc., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 5565 Red Bird Center Drive, Suite 150, Dallas, Texas 75237.

Item 2.     Identity and Background

(a)            This statement on Schedule 13D is being filed by Frank J. Fradella ("Mr. Fradella");

(b)            The business address of Mr. Fradella is c/o Home Solutions of America, Inc., 5565 Red Bird Center Drive, Suite 150, Dallas, Texas 75237;

(c)             Mr. Fradella is the Chairman, President and Chief Executive Officer of the Company;

(d)            Mr. Fradella has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)             Mr. Fradella has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)              Mr. Fradella is a U.S. citizen.

Item 3.     Source and Amount of Funds or Other Consideration

                 On August 30, 2005, the Company's Board of Directors granted a fully vested stock option to Mr. Fradella, and vested certain other stock options held by Mr. Fradella, whereby, following such Board actions, Mr. Fradella held vested stock options that would allow him to purchase an aggregate of 2,065,448 shares (the "Option Shares") of the Company's common stock, $.001 par value per share ("Common Stock"), along with 84,586 shares (the "Bonus Shares") of Common Stock that Mr. Fradella received as a bonus in late 2004.  Therefore, Mr. Fradella has reported beneficial ownership of 2,150,034 shares of Common Stock in this Schedule 13D.

Item 4.      Purpose of Transaction

                 Mr. Fradella acquired the Bonus Shares for investment purposes.  Mr. Fradella may acquire some or all of the Option Shares by exercising the applicable stock options.  Otherwise, Mr. Fradella has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Mr. Fradella in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.       Interest in Securities

(a)              As of the date hereof, Mr. Fradella beneficially owns 2,150,034 shares of the Company's Common Stock. The 2,150,034 shares owned by Mr. Fradella represented 7.87% of the 25,256,275 shares of Common Stock that the Company had outstanding as of the date hereof (the Option Shares have been included in the numerator and denominator of Mr. Fradella's ownership percentage calculation, as if the vested stock options were exercised on the date hereof);

(b)

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(b)              Number of shares as to which Mr. Fradella has:

sole power to vote or direct the vote:	2,150,034
shared power to vote or direct the vote:	0
sole power to dispose or direct the disposition:	2,150,034
shared power to dispose or direct the disposition:	0

(c)              Other than the transactions set forth herein, Mr. Fradella has not engaged in any transactions in the Common Stock within the past 60 days;

(d)                              Not applicable;

(e)                              Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                   None.

Item 7.       Material to be filed as Exhibits

    None.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: September 9, 2005                                    /s/ FRANK J. FRADELLA
Frank J. Fradella

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